OPAL
The Measure of Excellence

                        FOR IMMEDIATE RELEASE

Company Contacts:
Henry Schwarzbaum        Helene Kamm              Lillian Armstrong
CFO, Opal, Inc.          Controller, Opal, Inc.   VP, Lippert/Heilshorn & Assoc.
Tel. 011-972-8-938-3524  Tel. 408-727-6060        Tel. 415-433-3777

OPAL, INC. ANNOUNCES ACQUISITION BY APPLIED MATERIALS, INC.

SANTA CLARA, CA -- November 24, 1996 -- Opal, Inc. (NASDAQ/NM Symbol: OPAL) announced today that it has entered into a merger agreement with Applied Materials, Inc. providing for the acquisition of Opal by Applied Materials for $18.50 per share in cash. Pursuant to the merger agreement, Applied Materials is expected to commence a cash tender offer for any and all outstanding shares of Opal stock at $18.50 per share net to the seller in cash on or before Wednesday, November 27. Any Opal shares not purchased in the offer will be acquired for the same price in cash in a second-step merger.

Applied Materials' acquisition of Opal has been approved by the boards of directors of both companies. Applied Materials also entered into an agreement with certain shareholders of Opal, Clal Electronics Industries Ltd. and Orbotech Ltd., and two officers of Opal, representing 49 percent of Opal's shares outstanding, whereby they have agreed to tender shares into Applied Materials' offer and have granted Applied Materials an option to purchase their shares. The offer and merger are subject to the purchase of a majority of the outstanding shares of Opal's common stock, as well as other customary conditions.

Robertson, Stephens & Company is acting as financial advisor to Opal in connection with the transaction.

"Together with the Opal Board of Directors, I believe that this merger represents a strategic opportunity with significant benefits to our customers, our shareholders and our employees," said Mendy Erad, chairman of Opal. "Leveraging Israel's strong technology talent, our world-class technology together with Applied Materials' global infrastructure will allow us to provide advanced metrology systems and services to meet our customers' emerging requirements. The joint strengths of Applied Materials and Opal will enhance our commitment to our customers and enable us to supply them with faster and better solutions, accompanied by first-class support."

Opal develops, manufactures, sells and services high-speed automatic wafer metrology systems used by semiconductor makers to verify critical dimensions during the production of integrated circuits (ICs). These measurements help manufacturers maximize and sustain the yields of ICs at the highest performance levels attainable by a production line.

Applied Materials is a Fortune 500 global growth company and the world's largest supplier of wafer fabrication systems and services to the global semiconductor industry. Applied Materials is traded on the NASDAQ National Market under the symbol "AMAT."

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